UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2014

Commission File 001-33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

This is to inform you that the Members of the Company at the Annual General Meeting held on July 11, 2014 transacted the following business:

51. No.	Description		Particulars
A	Date of the AGM		July 11, 2014
B	Book- Closure Date		Tuesday, July 8, 2014 to Thursday, July 10, 2014
c	Total No. of Shareholders on record date
D		No. of Shareholders present in the meeting either in person or through proxy or through Authorised Representative

	Shareholders	In Person	Proxy	Authorised Representative	Total
	Promoters and Group	—	—	—	—
	Public:	70	113	9	192

	Total	70	113	9	192

E		No. of Shareholders attended the meeting through Video Conferencing- NOT APPLICABLE

	Shareholders	In Person	Proxy		Total
	Promoters and Group	—	—		—
	Public:	—	—		—

	Total	—	—		—

Outcome of the Annual General Meeting of the Members of the Company

The Annual General Meeting of the Members of the Company was held on Friday, July 11, 2014 at 11.00 am at Main Hall of Institute Menezes Braganza, Panaji, Goa to transact the business as per the Notice dated June 6, 2014. The mode of voting was by way of Poll/ E-voting. The Shareholders transacted the business as provided in Annexure.

Exhibits

99.1- Report of Scrutinizer(s) — MGT 13

99.2 Scrutinizer’s Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2014

SESA STERLITE LIMITED

By:	/s/ D.D. Jalan
Name:	D. D. Jalan
Title:	Chief Financial Officer

Resolution ID		Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/ (2)]*100	% of Votes against on votes polled (7)= [(5)/ (2)]*100
1A	Ordinary Resolution to Consider and Adopt the Audited Financial Statements of the Company for the year ended March 31, 2014 together with the Reports of the Directors & Auditors thereon.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
1A		Public – Institutional Holders	720995286	450594135	62.4961	450594135	0	100	0
1A		Public-Others	566288607	10737352	1.8961	10736742	610	99.9943	0.0056

1A		Total	2964674487	2138154845	72.1211	2138154235	610	99.9999	0.0001

1B	Ordinary Resolution to Consider and Adopt the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2014.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
1B		Public – Institutional Holders	720995286	450594135	62.4961	450594135	0	100	0
1B		Public-Others	566288607	10720809	1.8932	10720308	501	99.9953	0.0046

1B		Total	2964674487	2138138302	72.1205	2138137801	501	99.9999	0.0001

2	Ordinary Resolution to Declaration of Final Dividend on equity shares	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
2		Public – Institutional Holders	720995286	459031400	63.6664	458318722	712678	99.8447	0.1552
2		Public-Others	566288607	60476524	10.6795	60475874	650	99.9989	0.001

2		Total	2964674487	2196331282	74.0834	2195617954	713328	99.9675	0.0325

3	Ordinary Resolution to Re-appointment of Mr. G. D. Kamat as a Director of the Company.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
3		Public – Institutional Holders	720995286	433773984	60.1632	421206377	12567607	97.1027	2.8972
3		Public-Others	566288607	60476405	10.6794	56903394	3573011	94.0918	5.9081

3		Total	2964674487	2171073747	73.2314	2154933129	16140618	99.2566	0.7434

4	Ordinary Resolution to Re-appointment of Mr. Ravi Kant as a Director of the Company	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
4		Public – Institutional Holders	720995286	433773984	60.1632	423634755	10139229	97.6625	2.3374
4		Public-Others	566288607	60476431	10.6794	57501557	2974874	95.0809	4.919

4		Total	2964674487	2171073773	73.2314	2157959670	13114103	99.3960	0.6040

5	Ordinary Resolution to Appointment of Statutory Auditors	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
5		Public – Institutional Holders	720995286	442666101	61.3965	208026854	234639247	46.994	53.0059
5		Public-Others	566288607	60434767	10.6721	30100510	30334257	49.8066	50.1933

5		Total	2964674487	2179924226	73.5300	1914950722	264973504	87.8448	12.1552

Resolution ID		Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/ (2)]*100	% of Votes against on votes polled (7)= [(5)/ (2)]*100
6	Special Resolution to Re-appointment of Mr. Mahendra Singh Mehta as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period January 1, 2014 to March 31, 2014.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
6		Public – Institutional Holders	720995286	458214000	63.553	458214000	0	100	0
6		Public-Others	566288607	60476400	10.6794	60268986	207414	99.657	0.3429

6		Total	2964674487	2195513758	74.0558	2195306344	207414	99.9906	0.0094

7	Special Resolution to Appointment of Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period April 1, 2014 to March 31, 2017.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
7		Public – Institutional Holders	720995286	458128380	63.5411	456175861	1952519	99.5738	0.4261
7		Public-Others	566288607	11016427	1.9454	10741124	275303	97.5009	2.499

7		Total	2964674487	2145968165	72.3846	2143740343	2227822	99.8962	0.1038

8	Special Resolution to Appointment of Mr.Tarun Jain as Whole Time Director for the period April 1, 2014 to March 31, 2018.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
8		Public – Institutional Holders	720995286	458128380	63.5411	456018671	2109709	99.5394	0.4605
8		Public-Others	566288607	60476429	10.6794	60200830	275599	99.5442	0.4557

8		Total	2964674487	2195428167	74.0529	2193042859	2385308	99.8914	0.1086

9	Special Resolution to Appointment of Mr. Din Dayal Jalan as Whole-Time Director, designated as Chief Financial Officer (CFO) for the period April 1, 2014 to September 30, 2014.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
9		Public – Institutional Holders	720995286	458128380	63.5411	456175861	1952519	99.5738	0.4261
9		Public-Others	566288607	60476427	10.6794	60200838	275589	99.5443	0.4556

9		Total	2964674487	2195428165	74.0529	2193200057	2228108	99.8985	0.1015

10	Special Resolution to Consider payment of Commission to Independent / Non-Executive Directors of the Company.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
10		Public – Institutional Holders	720995286	458998900	63.6618	457884285	1114615	99.7571	0.2428
10		Public-Others	566288607	60473394	10.6789	60393569	79825	99.8679	0.132

10		Total	2964674487	2196295652	74.0822	2195101212	1194440	99.9456	0.0544

Resolution ID		Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/ (2)]*100	% of Votes against on votes polled (7)= [(5)/ (2)]*100
11	Special Resolution to Consider payment of Commission to Independent / Non Executive Directors of the Company and erswhile Sterlite Industries (India) Limited.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
11		Public – Institutional Holders	720995286	459172660	63.6859	205597032	253575628	44.7755	55.2244
11		Public-Others	566288607	60472485	10.6787	36020827	24451658	59.5656	40.4343

11		Total	2964674487	2196468503	74.0880	1918441217	278027286	87.3421	12.6579

12	Ordinary Resolution to Appointment and remuneration of the Cost Auditors for the Financial Year ending March 31, 2015.	Promoter and Promoter Group	1677390594	1676823358	99.9662	1676823358	0	100	0
12		Public – Institutional Holders	720995286	451209785	62.5815	450499145	710640	99.8425	0.1574
12		Public-Others	566288607	60473197	10.6789	60275412	197785	99.6729	0.327

12		Total	2964674487	2188506340	73.8194	2187597915	908425	99.9585	0.0415